

02005086

STATES
HANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 36247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 14 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Widmann, Siff & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 West Lancaster Avenue Suite 304
(No. and Street)

Haverford,	PA	19041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bridget O'Connell (610) 520-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name — *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820	Philadelphia,	PA	19102-1732
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ernest R. Widmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Widmann, Siff & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Alice E. Shaw, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Oct. 4, 2003
Member, Pennsylvania Association of Notaries

Signature

President
Title

Notary Public

Alice E. Shaw, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Oct. 4, 2003
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Widmann, Siff & Co., Inc.
Haverford, Pennsylvania

We have audited the accompanying statement of financial condition of Widmann, Siff & Co., Inc. (an S Corporation) as of December 31, 2001, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a.5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Widmann, Siff & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
January 11, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc. N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) ______ 99
SEC FILE NO. ______ 98
Consolidated 198
Unconsolidated 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 155,068	200			$ 155,068	750
2. Receivables from brokers or dealers:						
A. Clearance account	8,015	295				
B. Other		300	$	550	8,015	810
3. Receivables from non-customers		355	16,959	600	16,959	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 163,083	540	$ 16,959	740	$ 180,042	940

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205	33,270	1385	33,270	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$	1230	$ 33,270	1450	$ 33,270	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	105	1792
C. Additional paid-in capital	73,656	1793
D. Retained earnings	73,011	1794
E. Total	146,772	1795
F. Less capital stock in treasury	(0)	1796
24. TOTAL OWNERSHIP EQUITY	$ 146,772	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 180,042	1810

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

Line	Item		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 146,772	3480
2.	Deduct ownership equity not allowable for Net Capital			(-0-)	3490
3.	Total ownership equity qualified for Net Capital			146,772	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)			-0-	3525
5.	Total capital and allowable subordinated liabilities			$ 146,772	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 16,959	3540		
	B. Secured demand note deficiency	-0-	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges	-0-	3600		
	D. Other deductions and/or charges	-0-	3610	(16,959)	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions			$ 129,813	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,122	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 128,691	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital pursuant to rule 15c3-1.

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 0	37!
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	37!
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	37
14.	Excess net capital (line 10 less 13)	$ 123,691	37
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 128,691	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 0	37
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$ 0	38
19.	Total aggregate indebtedness		$ 0	38
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 0	38
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		% 0	38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	38
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	38
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	37
25.	Excess net capital (line 10 less 24)	$ N/A	39
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	39

OMIT PENN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83 See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 154,442	3935
b. Commissions on listed option transactions	0	3938
c. All other securities commissions	57,419	3939
d. Total securities commissions	211,861	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1,239,512	3995
9. Total revenue	$ 1,451,373	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 632,824	4120
11. Other employee compensation and benefits		271,771	4115
12. Commissions paid to other broker-dealers		0	4140
13. Interest expense		0	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		11,777	4195
15. Other expenses		535,001	4100
16. Total expenses		$ 1,451,373	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 0	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

See notes to financial statements

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period			$	146,772	42
A. Net income (loss)				0	42
B. Additions (Includes non-conforming capital of	$	4262	)		42
C. Deductions (Includes non-conforming capital of	$	4272	)		42
2. Balance, end of period (From item 1800)			$	146,772	42

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item		Amount	Code
3. Balance, beginning of period	$		43
A. Increases			43
B. Decreases			43
4. Balance, end of period (From item 3520)	$		43

OMIT PENN

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Company, Inc as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 455

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained 456

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Donaldson, Lufkin & Jenrette Securities 4335 X 457

D. (k) (3)—Exempted by order of the Commission 458

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	460
4610	4611	4612	4613	4614	461
4620	4621	4622	4623	4624	462
4630	4631	4632	4633	4634	463
4640	4641	4642	4643	4644	464
4650	4651	4652	4653	4654	465
4660	4661	4662	4663	4664	466
4670	4671	4672	4673	4674	467
4680	4681	4682	4683	4684	468
4690	4691	4692	4693	4694	469

TOTAL $ 0 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

See notes to financial statements

3/78

WIDMANN, SIFF & CO., INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash used for operating activities	
(Increase) decrease in	
Investment advisory fees receivable	2,795
Receivable from clearing broker	1,392
Increase (decrease) in	
Unearned investment advisory fees	(1,012)
Net cash provided by operating activities	3,175
CASH	
Beginning of year	126,893
End of year	$130,068

See notes to financial statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Widmann, Siff & Co., Inc. (the *"Company"*) is a registered investment advisor and institutional research firm. The Company is also registered as a securities broker and dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Accounting Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company deposits its cash with its bank which is a high credit, quality financial institution. Receivables are substantially from clients throughout the United States. The Company performs ongoing credit evaluations of its clients and does not require collateral.

Revenue Recognition

The Company provides investment advisory services to private investment accounts. Investment advisory fees are accrued as earned pursuant to the terms of separate investment advisory agreements. As provided in the agreements, the Company receives advisory fees calculated at a negotiated percentage of the net assets under management. Commission income and related clearance charges are recorded on a trade date basis.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred and amounted to $1,747 in 2001.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation for both federal and state income tax purposes. All income taxes on net earnings are payable by the stockholders of the Company, and, accordingly, no provision for income taxes is required.

(2) SAVINGS PROFIT-SHARING PLAN

The Company has a savings profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code which covers substantially all employees. The Plan provides that employees may contribute up to 15% of their compensation (subject to the annual limitation imposed by the Internal Revenue Code) to the plan and these contributions are not subject to federal income tax. The Company may make annual contributions as determined by the Company's Board of Directors. The Savings Profit-Sharing plan expense was $15,000 for the year ended December 31, 2001.

(3) OPERATING LEASE COMMITMENTS

The Company leases its principal operating facility under a non-cancelable operating lease which expires on January 31, 2002. In November 2001, the Company entered into a new five-year non-cancelable operating lease for office space. This lease will commence on February 1, 2002 and require the Company to pay utilities and its proportionate share of building operating expenses which exceed base year costs. Rent expense for 2001 was $78,725.

In addition, the Company also leases office equipment under three non-cancelable operating leases which expire in March 2002 and 2006. Rent expense for 2001 was $9,210.

Future minimum lease payments under non-cancelable operating leases having initial or remaining terms in excess of one year as of December 31, 2001 are as follows:

2002	$ 76,255
2003	77,225
2004	79,475
2005	81,724
2006	82,166
Thereafter	6,813
	$403,658

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $128,691, and net capital requirements of $5,000. The Company had no aggregate indebtedness at December 31, 2001.

(5) RETAINED EARNINGS

The balance in retained earnings consists of $68,059 in the accumulated adjustment account and $4,952 in the accumulated earnings and profits account.

(6) RELATED PARTY TRANSACTIONS

The Company paid $41,413 in 2001 to certain stockholders for consulting services.

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Widmann, Siff & Co., Inc.
Haverford, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Widmann, Siff & Co., Inc. (the ***"Company"***), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
January 11, 2002

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

WIDMANN, SIFF & CO., INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2001